Mail Stop 4561

January 26, 2007

Kevin Rich
Chief Executive Officer
c/o DB Commodity Services LCC
60 Wall Street
New York, NY 10005

Re: PowerShares DB US Dollar Index Trust
**   DB US Dollar Master Trust**
**   Amendment No. 2 to Form S-1 filed January 17, 2007**
**   Registration No. 333-136574**

Dear Mr. Rich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers in our comments refer to the marked courtesy copy of the registration statement.

Prospectus Cover Page

1.   We note your response to prior comment 2 and the elimination of disclosure from the prospectus cover page. However, considering that the prospectus will be delivered to Authorized Participants as well as subsequent purchasers, the cover page should include a brief description of the offering to the Authorized Participants and the price per unit for sales to the Authorized Participants. Conversely, some of the detailed disclosure about

the investments of each fund may be better suited for the summary or the body of the prospectus. Please revise accordingly.

Description of the Shares and the Master Fund Units; The Funds; Certain Material Terms of the Trust Declarations, page 70

2.   The legal opinion indicates that the shares of each fund may be assessable under certain circumstances described in the Declarations of the Trust and the Master Trust. Please revise the prospectus to provide a discussion of the assessability of the common units. Instead of a cross-reference to the trust declarations, please include in the prospectus a reasonably detailed discussion of the circumstances that would obligate unit holders to make additional payments. In addition, please provide to us an analysis of whether future assessments would constitute the sale of a new security for purposes of Section 5 of the Securities Act and how you will comply with the requirements of the statute in connection with future assessments.

* * * *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Maulbeck at (202) 551-3466 or Josh Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq. *(via facsimile)*
       Sidley Austin LLP